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                              November 30, 2023

       Diego Rivas
       Chief Financial Officer
       Grupo Financiero Galicia SA
       Tte. Gral. Juan D. Peron 430, 25th Floor
       C1038 AAJ - Buenos Aires, Argentina

                                                        Re: Grupo Financiero
Galicia SA
                                                            Form 20-F Filed
April 24, 2023
                                                            Response Dated
November 21, 2023
                                                            File No. 000-30852

       Dear Diego Rivas:

              We have reviewed your November 21, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2023 letter.

       Form 20-F filed April 24, 2023

       Note 23 - Deposits, page F-51

   1. Please refer to prior comment 3. Please provide us with a draft of your proposed narrative disclosure for future
filings that includes the definition of uninsured deposits as required by Item 1406(e) of
Regulation S-K.
 Diego Rivas
Grupo Financiero Galicia SA
November 30, 2023
Page 2

       Please contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437 if you
have any questions.



                                                        Sincerely,
FirstName LastNameDiego Rivas
                                                        Division of Corporation
Finance
Comapany NameGrupo Financiero Galicia SA
                                                        Office of Finance
November 30, 2023 Page 2
cc:       Enrique Pedemonte
FirstName LastName